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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            _______________________

                                   FORM 8-A/A
                                (Amendment No. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(B) OR 12(G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                             Solitron Devices, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)



                   Delaware                                      22-1684144
      -------------------------------                      -------------------
  (State of Incorporation or Organization)                  (I.R.S. Employer
                                                           Identification No.)

 3301 Electronics Way, West Palm Beach, Florida                   33407
 ----------------------------------------------            -------------------
    (Address of Principal Executive Offices)                    (Zip Code)


If this form relates to the registration of a class of      If this form relates to the registration of a class
securities pursuant to Section 12(b) of the Exchange        securities pursuant to Section 12(g) of the Exchange
Act and is effective pursuant to General Instruction        Act and is effective pursuant to General Instruction
A(c), please check the following box.  [_]                  A(d), please check the following box. [X]

Securities Act registration statement file number to which this form relates: __________________________
                                                                                      (if applicable)
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Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                    Name of Each Exchange on Which
         to be so Registered                    Each Class is to be Registered
         -------------------                    ------------------------------

                 None                                    Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

         Series A Junior Participating Preferred Stock Purchase Rights
       ----------------------------------------------------------------
                               (Title of class)
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            This Form 8-A/A is being filed to amend the Registration Statement on Form 8-A, filed on June 20, 1991.

Item 1.   Description of Registrant's Securities to be Registered.


         On May 31, 2001, the Board of Directors of Solitron Devices, Inc., (the
"Company") declared a dividend distribution of one right for each outstanding share of Common Stock of the Company to stockholders of record at the close of business on June 20, 2001 (each, a "Right" and collectively, the "Rights"). Each
Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior
Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a Purchase Price of $25.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of May 31, 2001, between the Company and Continental Stock Transfer & Trust Company, as
Rights Agent (the "2001 Rights Agreement"). The 2001 Rights Agreement replaces the Company's Rights Agreement, dated May 29, 1991, between the Company and
Continental Stock Transfer & Trust Company, as Rights Agent (the "1991 Rights
Agreement"). The 1991 Rights Agreement and the rights issued under the 1991
Rights Agreement and described in the Registration Statement on Form 8-A of the Company filed on June 20, 1991 expire on the close of business on June 20, 2001.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will not be exercisable, and will not be transferable apart from the Common Stock, until the earliest of (i) the close of business on the tenth day after the Stock Acquisition Date, which is the first date it is publicly announced that a stockholder has become an Acquiring Person (or, if the tenth day after the Stock Acquisition Date occurs before June 20, 2001, the Close of Business on June 20, 2001), (ii) the close of business on the tenth business day after the date that a tender or exchange offer by any person
(excludes certain persons like the Company, a subsidiary of the Company, any employee benefit plan of the Company or of a subsidiary of the Company, and any person who beneficially owns and is known by the Company to be the beneficial owner as of the date of the 2001 Rights Agreement of 20% or more of the shares of Common Stock) is first published or sent or given within the meaning of Rule
14d-2(a) of the Securities Exchange Act of 1934, if upon consummation, such person would be the beneficial owner of 20% or more of the shares of Common
Stock then outstanding, or (iii) the close of business on the tenth business day after the Board of Directors of the Company shall declare any person to be an Adverse Person. An "Acquiring Person" means any person who or which together with all affiliates and associates of such person, will be the beneficial owner of 20% or more of the shares of Common Stock then outstanding, but shall not include the Company, any subsidiary of the Company, any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan or any person who beneficially owns and is known by the Company to be the beneficial owner as of the date of the 2001 Rights Agreement of 20% or more of the shares of Common Stock outstanding. A determination by the Board of Directors that a person is an "Adverse Person" is based upon such person, alone or together with its affiliates and associates, becoming the beneficial owner of an amount of Common Stock which the Board of Directors determines to be substantial (which shall not be less than 15% of the shares of Common Stock then outstanding) and a determination by at least a majority of the Board of Directors who are not officers of the Company, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of

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transactions intended to provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company. The earliest of (i), (ii) or (iii) will be referred to as the "Distribution Date."

         Until the Distribution Date, the Rights will be evidenced by the Common
Stock certificates and will be transferable only in connection with the transfer of the underlying shares of Common Stock. New Common Stock certificates issued after June 20, 2001, but prior to the earlier of the Distribution Date or the Expiration Date will contain a notation incorporating the 2001 Rights Agreement by reference. With respect to certificates containing the notation referred to above, until the earlier of the Distribution Date or the Expiration Date, the transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. "Expiration Date" shall mean the earliest of: (i) June 20, 2011,
(ii) the time at which the Rights are redeemed as provided for in the 2001
Rights Agreement; (iii) the time at which the Rights are exchanged as provided for in the 2001 Rights Agreement, or (iv) the time at which the Rights expire pursuant to (a) transactions consummated with a person who acquired shares of Common Stock pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock; (b) the price per share of Common Stock offered in such transactions is not less than the price per share of Common Stock paid to all holders of shares of Common Stock whose shares were purchased pursuant to such tender offer or exchange offer, and (c) the form of consideration being offered to the remaining holders of shares of Common Stock pursuant to such transactions is the same as the form of consideration paid pursuant to such tender offer or exchange offer.

         The Rights are not exercisable until after the Distribution Date in accordance with the procedures set forth in the 2001 Rights Agreement, and will expire at the close of business on June 20, 2011, unless earlier redeemed by the Company.

         As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. As of and after the Distribution Date, the Rights will be evidenced solely by the Rights certificates. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the earlier of the Distribution Date or the Expiration Date will be issued with Rights.

         The purchase price, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in the 2001 Rights Agreement.

         In the event that (i) any person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan or any person who beneficially owns and is known by the Company to be the beneficial owner as of the date of the 2001 Rights Agreement of 20% or more of the shares of Common Stock outstanding as of the date of the 2001 Rights Agreement), alone or together with its affiliates and associates shall, at any time after the date of the 2001 Rights Agreement, become the beneficial owner of 20% or more of the shares of Common Stock then outstanding, (except pursuant to certain consolidations, mergers and sales or transfers of assets or earning power in accordance with the 2001 Rights Agreement or an acquisition of

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shares of Common Stock pursuant to a tender offer or an exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the members of the Board of Directors of the Company who are not officers, after receiving advice from one or more investment banking firms to be at a fair price and in the best interests of the Company or (ii) the Board of Directors of the Company shall declare any person to be an Adverse Person, each holder of a Right will thereafter have the right to receive, upon exercise at the then current purchase price in accordance with the terms of the 2001
Rights Agreement, in lieu of a number of one one-hundredths of a share of Preferred Stock, such number of shares of Common Stock of the Company as shall equal the result obtained by (x) multiplying the then current purchase price by the then number of one one-hundredths of a share of Preferred Stock for which a Right was exercisable immediately prior to the first occurrence of (i) or (ii) above and (y) dividing that product by 50% of the current market price per share of Common Stock on the date of such first occurrence. The purchase price and the number of adjustment shares shall be further adjusted as provided in the 2001
Rights Agreement to reflect any events occurring after the date of the first occurrence of (i) or (ii).

         In the event that, following the Stock Acquisition Date, directly or indirectly (i) the Company will consolidate with, or merge with and into, any other person (other than a subsidiary of the Company in a transaction which is not reasonably foreseeable to diminish or eliminate the Rights' benefits
("Exempt Subsidiary") in which the Company is not the continuing or surviving corporation, or (ii) any person other than an Exempt Subsidiary shall consolidate with, or merge with or into, the Company, and the Company shall be the continuing or surviving corporation of such consolidation or merger and, in connection with such consolidation or merger, all or part of the outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company's assets or earning power is sold or transferred to any person (other than the Company or an Exempt Subsidiary), then each holder of a Right (except Rights which previously have been voided) shall thereafter have the right to receive, upon exercise at the then current purchase price, common stock of the Principal Party, as shall be equal to the result obtained by (i) multiplying the then current purchase price by the number of one one-hundredths of a share of Preferred Stock for which a Right is exercisable immediately and dividing that product by 50% of the current market price per share of the common stock of the Principal Party on the date of consummation of any of (i)-(iii) above. "Principal Party" shall mean the person that is the issuer of any securities into which shares of Common Stock of the Company are converted in a merger or consolidation, and if no securities are so issued, the Person that is the other party to such merger or consolidation. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering
Events."

         The purchase price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash, assets or subscription rights or warrants (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         No adjustment to the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. Except under certain limited conditions, no fractional Units will be issued and, in lieu thereof, there shall be paid to the registered holders of the Rights certificates an amount in cash equal to the same fraction of the current market value of a whole
Right. The current

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market value of a whole right shall be the closing price of the Rights for the trading day immediately prior to the date on which such fractional rights would have been otherwise issuable.

         In general, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a redemption price of $.001 per Right, as such amount may be adjusted to reflect any stock split, stock dividend or similar transaction, at any time prior to the earlier of (i) the close of business on the tenth day following the Stock Acquisition Date (or, if the Stock Acquisition
Date shall have occurred prior to June 20, 2001, the close of business on the tenth day following June 20, 2001), or (ii) June 20, 2011. The Board of
Directors may not redeem the Rights following a declaration that any Person is an Adverse Person. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

         In addition, at any time after a person acquires 20% of the outstanding shares of Common Stock or becomes an Adverse Person and prior to the acquisition by such person of 50% or more of the outstanding shares of Common Stock, the Company may exchange the Rights (other than the Rights which have become null and void), in whole or in part, at an exchange ratio of one share of Common
Stock per Right, adjusted to reflect any stock split, stock dividend or similar transaction.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the 2001 Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the
Distribution Date, the provisions of the 2001 Rights Agreement may be amended by the Board in order to (i) cure any ambiguity, (ii) correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, (iii) shorten or lengthen any time period hereunder, or (iv)
change or supplement the provisions in any manner the Company may deem necessary or desirable which shall not adversely affect the interests of the holders of
Rights certificates; provided, however, that no amendment shall be made to
                     --------  -------
lengthen a time period relating to when Rights may be redeemed at such time as the Rights are not then redeemable, or any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights.

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Item 2.    Exhibits.

Exhibit
Number         Description
------         -----------

4.1            Rights Agreement, dated as of May 31, 2001, between Solitron
               Devices, Inc. and Continental Stock Transfer & Trust Company, as
               Rights Agent, which includes as Exhibit B the Form of Rights
               Certificate.

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                 SOLITRON DEVICES, INC.


                                 By: /s/ Shevach Saraf
                                     ------------------------------------------
                                     Shevach Saraf, Chairman, Chief Executive
                                     Officer, President and Treasurer


Date: June 20, 2001

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                                 Exhibit Index
                                 -------------
Exhibit No.

 4.1      Rights Agreement, dated as of May 31, 2001, between Solitron Devices,
          Inc. and Continental Stock Transfer & Trust Company, as Rights Agent.